

Mail Stop 3561

July 18, 2017

Via E-mail
Aurora Fiorin
President
Soldino Group Corp
Via Busco, 4, Spresiano, Treviso
31027 Italy

> **Re:** **Soldino Group Corp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 12, 2017**
> **File No. 333-218733**

Dear Ms. Fiorin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2017 letter.

Prospectus Summary of Soldino Group Corp, page 5

1. We note your response to comment 2 and we reissue it. Please revise here and elsewhere as appropriate to provide the basis for the statement that "[o]ur competitive advantage is that we offer a high quality product, while maintaining reasonable prices." We note that the company appears to have limited revenues from the sale of work wear.

Use of Proceeds, page 12

2. We reissue prior comment 6. We note the disclosure in this section that these are only estimated costs and the risk factor on page 8. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise to provide such specific disclosure or remove such references.

Management's Discussion and Analysis or Plan of Operation, page 13

Plan of Operation, page 15

3. We note your response to comment 7 and we reissue it. Please reconcile the disclosure on pages 15 and 18 that you have not generated any revenues with the disclosure in the summary indicating limited revenues from the two sales contracts.

Sales and Marketing, page 19

4. We note your response to comment 9 and we reissue it. Please revise to clarify whether any product has been received by your customers. If no product has been received by the customers under the sales agreements, please disclose that fact.

Security Ownership of Certain Beneficial Owners and Management, page 24

5. We reissue prior comment 11. Please update this table to the nearest practicable date. Update similar disclosure elsewhere in the filing, such as the summary.

Exhibits

Exhibit 23.1

6. We note your response to comment 16 and reissue it. Please advise your independent registered public accounting firm to revise their consent to include a statement acknowledging the reference of their name as an "expert" in auditing and accounting as disclosed on page 28. Please refer to the guidance in Rule 436 of Regulation C.

You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Benjamin L. Bunker, Esq.
     The Bunker Law Group, PLLC